

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted October 27, 2022**
> **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

VIE Consolidating Schedule (Unaudited), page 25

1. The line item "Equity in loss of the Group's entities" and related footnote (2) to the consolidating statement of operations implies that the income (loss) of the VIEs is treated similar to an equity method investment. Please revise to separately present, and appropriately label, amounts related to your subsidiaries, which may be equity method investments, and amounts related to the VIEs. For example, amounts related to the VIEs may be labeled "Income/(loss) of the VIEs." Similar revisions should be made to the "Investments deficit to the Group's entities" and "Investments to the Group's entities" line

items and related footnote in the consolidating balance sheets. For example, amounts related to the VIEs may be labeled "Net assets of the VIEs."

Risk Factors

From time to time, we may become defendants in legal proceedings..., page 37

2.   We note your disclosure that "the other shareholder of CEIBS PG holding the remaining 40% equity interest, stated publicly that we had infringed its intellectual property rights and CEIBS was not aware of and did not recognize the associated share purchase of Shanghai China Europe and Shanghai Fenghe by Yunxuetang Network, the VIEs." With respect to the dispute involving CEIBS PG, please discuss any potential risks related to challenges of your ownership stake in CEIBS PG.

Consolidated Financial Statements

1. Principal Activities and Organization

(b) History of the Group and Basis of Presentation for the Reorganization, page F-14

3.   We note your response and revised disclosures to prior comment 9. Please further revise to remove your reference to "ownership" from the percentage of ownership column in the VIEs table on pages F-15 and F-85 as this implies you have some kind of equity ownership in the VIEs. Please relabel this column so that it appropriately reflects the fact that you hold only an economic interest in the VIEs via contractual arrangements.

General

4.   We make reference to the response to our prior comment 31 that you provided in your September 28, 2021 letter. Our prior comment 31 requested, in part, that you provide an analysis of the status of the Company and its subsidiaries under Section 3(a)(1)(C) of the 1940 Act. Your response focused on the application of Rule 3a-8 under the 1940 Act and did not include the requested calculation(s) under Section 3(a)(1)(C). Although we understand that it is the Company's intent to rely on Rule 3a-8, we reissue our request that you provide all relevant calculations under Section 3(a)(1)(C) (on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). To the extent that your analysis depends on the legal treatment of subsidiary entities under Section 3(a)(2) of the 1940 Act, please provide a legal analysis supporting such treatment.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He